EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Year Ended
	2015	2014	2013	2012	2011
Earnings (1)
Income (loss) before income taxes	$9,369	$(85,257)	$(61,942)	$(23,581)	$(56,324)
Fixed charges	11,910	11,443	12,953	13,346	17,257
	$21,279	$(73,814)	$(48,989)	$(10,235)	$(39,067)

Fixed Charges (2)
Interest portion of rental expense (3)	$1,663	$1,727	$1,695	$1,722	$1,750
Interest expense	10,247	9,716	11,258	11,624	15,507
	$11,910	$11,443	$12,953	$13,346	$17,257

Ratio	1.79	NM (4)	NM (4)	NM (4)	NM (4)

(1) Earnings

Earnings are defined as pre-tax income (loss) plus fixed charges.

(2) Fixed Charges

Fixed charges only includes interest expense.  There were no preferred stock dividends during any of the periods presented above, and therefore the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges presented above.

(3) Computation of interest component of rent expense

Operating rental expense	$5,040	$5,233	$5,136	$5,217	$5,304
Interest factor *	33%	33%	33%	33%	33%
	$1,663	$1,727	$1,695	$1,722	$1,750

*  Calculated as 33% of rent expense, which management believes is a reasonable approximation of the interest factor.

4) Not Meaningful

The ratio of earnings to fixed charges was negative for the period.  Additional earnings of $85.3 million for the year ended June 30, 2014, $61.9 million for the year ended June 30, 2013, $23.6 million for the year ended June 30, 2012 and $56.3 million for the year ended June 30, 2011 would be needed to have a one-to-one ratio of earnings to fixed charges.